Filed by Starry Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: February 16, 2022

718

r/IAmA · Posted by u/starry_internet 3 hours ago

I'm Chet Kanojia. Ten years ago I started a company called Aereo. We got sued all the way to the US Supreme Court for putting an OTA antenna and DVR in the cloud. AMA!

Technology

Hey there! I'm Chet Kanojia. Ten years ago, I started Aereo, a company that put an over-the-air TV antenna in the cloud with a DVR, giving you on-the-go access to your broadcast TV and DVR recordings. It was a novel idea at the time: mailed DVDs were still a big business for Netflix and cord-cutting was still a relatively new concept. So, for consumers looking for alternatives beyond the expensive cable bundle, Aereo was it.

Naturally, as these things go, the incumbents (in this case, broadcasters who were using free government airwaves to deliver television signals) sued. And they sued us all the way to the U.S. Supreme Court, where a 6-3 decision sealed Aereo's fate. While that ended Aereo's run, what the broadcasters could not do was suppress the cord-cutting, video streaming revolution that was just around the corner.

For me, the take away from that experience was clear: the question wasn't if the streaming /cord-cutting revolution was going to happen, but when. And, the real front on this war was going to be around internet access, the "pipe" and the near-monopoly market for broadband in this county. Internet access was going to be the next significant frontier for competition and disruption.

So, after Aereo, instead of riding off into the sunset, I started a new company to do just that. (FWIW, I did nurse a lot of tequila in the first months.)

Ask me anything today via u/starry_internet about lessons learned from Aereo and charting a path forward after a stunning (and very public) defeat. And why I feel compelled to keep taking on these big challenges.

EDIT & UPDATE: The AMA is closed. Thanks for taking the time to talk with me today!

Proof Photo: https://twitter.com/StarryInternet/status/1493984052021542917

Proof: https://starry.com/blog/inside-the-internet/founding-stories-part-ii-ask-me-anything-about-10-years-after-aereo-and-how-it-laid-the-foundation-for-the-founding-of-starry

Proof: https://www.cnbc.com/2022/01/27/supreme-court-ruling-that-changed-tvs-future-and-maybe-the-internet.html

Proof: https://twitter.com/ckanojia

183 Comments Share Save Hide Report 87% Upvoted

IAmAModBot MOD ’@i 3 hr. ago Stickied comment £ ModBot Robot For more AMAs on this topic, subscribe to r/IAmA Tech, and check out our other topic-specific AMA subreddits here. Vote Q7 Share Report Save Follow Can you quickly explain from your first hand point of view the legal arguments the incumbents used to shut you down? 54 s07 (03 Reply Share Report Save Follow starryjnternet OP 3 hr. ago The incumbents accused us of facilitating public performances in violation of copyright law. Our argument was that each subscriber had an individual OTA antenna and individual DVR and that the performance was private, and therefore, not a violation. 88 03 Reply Share Report Save Follow nowyourdoingit 3 hr. ago So essentially the SC said you made it easier to get around the incumbents monopoly and shut you down? Did you consider pivoting the service slightly or establishing the corp in another jurisdiction? 29 (03 Reply Share Report Save Follow starryjnternet OP 2 hr. ago No, jurisdiction didn’t matter because copyright is a federal matter. (And FWIW, wasn’t a big fan of living in Costa Rica...:-)) 32 s0z (03 Reply Share Report Save Follow nowyourdoingit 2 hr. ago That’s what I meant, establishing the company overseas to avoid US jurisdiction. That was never considered? 10 07 (03 Reply Share Report Save Follow E_Snap 2 hr. ago How do you pick up the OTA broadcast from your target region if you’re not operating a business entity in that region?

MrSnowden 2 hr. ago You set up another entity that just captures OTA raw signal, sends it offshore where another company processes it back to material. Reply Share Report Save Follow E_Snap 1 hr. ago That first business entity is already culpable for doing exactly what this guy did— retransmitting the signal to another entity in exchange for money. ® Reply Share Report Save Follow Still_No_Tomatoes 33 min. ago Couldn’t the first business operate as a non profit? 0 Q Reply Share Report Save Follow E_Snap 22 min. ago Where would they get the funds with which to operate? 1 P Reply Share Report Save Follow Continue this thread - sex_patenter 2 min. ago non-profits can still be liable for copyright infringement 1 J Reply Share Report Save Follow At which point, you’re still doing exactly what the Supreme Court told them they couldn’t & you’re still doing it in US territory. Reply Share Report Save Follow

RadarRanger- 2 hr. ago edited2 hr. ago The decision is easy to find online, and reads pretty plainly: JUSTICE BREYER delivered the opinion of the Court. The Copyright Act of 1976 gives a copyright owner the “exclusive righ[t]” to “perform the copyrighted work pub- licly.” 17 U. S. C. §106(4). The Act’s Transmit Clause defines that exclusive right as including the right to “transmit or otherwise communicate a performance ... of the [copyrighted] work ... to the public, by means of any device or process, whether the members of the public capable of receiving the performance ... receive it in the same place or in separate places and at the same time or at different times.” §101. We must decide whether respondent Aereo, Inc., infringes this exclusive right by selling its subscribers a technologi- cally complex service that allows them to watch television programs over the Internet at about the same time as the programs are broadcast over the air. We conclude that it does. For a monthly fee, Aereo offers subscribers broadcast television programming over the Internet, virtually as the programming is being broadcast. Much of this program- ming is made up of copyrighted works. Aereo neither owns the copyright in those works nor holds a license from the copyright owners to perform those works publicly. Aereo’s system is made up of servers, transcoders, and thousands of dime-sized antennas housed in a central warehouse. It works roughly as follows: First, when a subscriber wants to watch a show that is currently being broadcast, he visits Aereo’s website and selects, from a list of the local programming, the show he wishes to see. Second, one of Aereo’s servers selects an antenna, which it dedicates to the use of that subscriber (and that sub- scriber alone) for the duration of the selected show. A server then tunes the antenna to the over-the-air broad- cast carrying the show. The antenna begins to receive the broadcast, and an Aereo transcoder translates the sig- nals received into data that can be transmitted over the Internet. Third, rather than directly send the data to the sub- scriber, a server saves the data in a subscriber-specific folder on Aereo’s hard drive. In other words, Aereo’s system creates a subscriber-specific copy—that is, a “per- sonal” copy—of the subscriber’s program of choice. Fourth, once several seconds of programming have been saved, Aereo’s server begins to stream the saved copy of the show to the subscriber over the Internet. (The sub- scriber may instead direct Aereo to stream the program at a later time, but that aspect of Aereo’s service is not before us.) The subscriber can watch the streamed program on the screen of his personal computer, tablet, smart phone, Internet-connected television, or other Internet-connected device. The streaming continues, a mere few seconds behind the over-the-air broadcast, until the subscriber has received the entire show. See A Dictionary of Computing 494 (6th ed. 2008) (defining “streaming” as “[t]he process of providing a steady flow of audio or video data so that an Internet user is able to access it as it is transmitted”). Not that I’m any kind of legal scholar, but it seems like the issue was decided by the Transmit Clause defined in the first paragraph. 14 Reply Share Report Save Follow demeteloaf 58 min. ago I wrote this up nearly 8 years ago (lol, i’ve been on reddit too long) about why I thought Aereo wouldn’t win So in the 60s, before cable television was a thing, there was something called Community Antenna TV (CATV). Someone would set up a big antenna on a hill somewhere, and run wires to various houses, and then sell access to the antenna, and people could then watch broadcast television. Various broadcast companies didn’t like this arrangement. They thought that they had the right to restrict who could make money off their copyrighted works, and so they sued an owner of an CA TV antenna, arguing that the antenna owner was “publicly performing” the copyrighted television work, (public performance is one of the things that’s protected under copyright law) The case, Fortnightly Corp. v. United Artists Television eventually made its way to the Supreme Court. The court came back and essentially said “No, what a CA TV owner is doing does not fall afoul of copyright laws, since they are not actually performing the work, just enhancing how an individual could do things themselves if they had a big antenna and a long cable” Congress, (and you can be cynical about big business, lobbying, etc.) did not like this ruling, and specifically amended the law to make retransmitting OTA TV illegal. They added the following definition of “perform publicly” to copyright law: To perform or display a work “publicly” means— to perform or display it at a place open to the public or at any place where a substantial number of persons outside of a normal circle of a family and its social acquaintances is gathered; or to transmit or otherwise communicate a performance or display of the work to a place specified by clause (1) or to the public, by means of any device or process, whether the members of the public capable of receiving the performance or display receive it in the same place or in separate places and at the same time or at different times. Note the second clause. This is often referred to the “transmit clause.” Congress further added language defining “transmit” as “to communicate...by any device or process whereby images or sounds are received beyond the place from which they are sent,” and “device” or “process” to mean “one now known or later developed.” So now we have a law essentially saying “it’s illegal to transmit copyrighted content to the public, regardless of what technology you use, regardless of whether it’s received synchronously or asynchronously.” At this point it’s pretty clear that Aereo is illegal, right? Well, not quite, because in 2008, a case went before the 2nd Circuit Court of Appeals, Cartoon Network LP, LLLP v. CSC Holdings, Inc (commonly called Cablevision for short). Cablevision was a case about the cable company Cablevision setting up a new service called RS-DVR, where instead of a customer having a rented set top box to record TV, TV would be recorded on demand on servers in Cablevision’s offices, and transmitted to individuals as they requested. Television networks sued Cablevision, and one of the issues was whether a user watching a show they had recorded on their RS-DVR was considered a public performance by Cablevision.

The 2nd Circuit Court of Appeals came back in favor of Cablevision. In answering the question of whether what Cablevision was doing was in fact a public performance, here’s the logic the court used: First, they declared that the transmission of a performance was, in itself, a type of performance. Secondly they argued that the second part of the transmit clause was actually a limiting factor as to whether the transmit clause applies. When the law says “the members of the public capable of receiving the performance” what it actually means is the members of the public capable of receiving the individual copy of the transmission. Because of that, when a user makes a copy of a show in their RS-DVR, and it is then transmitted to them, since that particular transmission only has a potential audience of one, it’s not a public performance. So now we come to Aereo. Aereo read the ruling in Cablevision and basically designed their entire business strategy around the implications. If each individual user has their own antenna assigned to them and their own remote DVR system, the potential audience for each individual transmission is only one person. Aereo is not transmitting their content to the public, they are simply making thousands of concurrent private transmissions. The 2nd circuit courts, who have been bound by the Cablevision ruling, have agreed with Aereo’s interpretation. (And this is almost definitely why Aereo launched in NYC first, so they could get a court who was bound by Cablevision and much more likely to rule favorably) Courts outside the 2nd circuit have generally not been as accommodating, with a 1st circuit court agreeing with Aereo’s argument, while a 10th circuit court has explicitly rejected it. A company using a similar argument, called AereoKiller/BarryDriller/FilmOn X (they’ve changed their name a bunch), was rejected by the 9th circuit and the DC circuit. So that’s where we are now. Oral arguments are scheduled before the Supreme Court on April 22nd. Personally, I don’t think that the Court is going to agree with Aereo. It’s pretty clear from a black box, technology neutral point of view that Aereo is retransmitting OTA television, and that’s something congress has specifically made illegal. I think a much more interesting question is what the Court is going to do with the Cablevision decision in light of this. That has a bunch of implications in cloud storage, online lockers, etc. Should be interesting. 9 7 Reply Share Report Save Follow brown_monkey 3 hr. ago What are your thoughts on broadband access in rural areas? Do you thing low earth orbit satellite internet like Starlink will improve access and competition, or just become another entrenched monopoly? 23 / Reply Share Report Save Follow starry_internet OP · 3 hr. ago

Low earth orbit satellites are interesting, except capacity will be a challenge. They are short-term solutions for remote areas that don't have access today. But, true solutions are 1) fiber that is gov subsidized or 2) cellular as underutilized capacity becomes more and more prevalent.

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digidoggie18 · 3 hr. ago

Jesus thank you for saying this. I preach fiber infrastructure constantly and get so much flack for it. Forget wireless though, imo it's too unreliable. I don't even have reliable cell service in my home either.

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TzunSu · 2 hr. ago

To a Swede this is so weird. I've had 100/100mbit since the late 90s, and so has the vast majority of my friends. It's shocking to me how late the US has been to the party, and how badly implemented it is. If you live in a town or city over here, you're going to have access to municipal broadband, and then you have a choice of up to hundreds of ISPs, all using the same fiber. I've been able to get a gigabit connection for decades now, for not very much more then 10/10 would cost.

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MaintainThis · 2 hr. ago

Our cell phones and internet are not considered a utility. Our government throws a ton of cash to our top communications corporations to "invest in infrastructure", and then turns a blind eye. The corporations invest in the most densely popluated areas where they get the most money out of the least amount of infrastructure and ignore the rest of the country. I live within 10 miles of a city with around 85k people, and have no hard line internet access at all. It makes sense, why would they invest if they wont make any money? No one will stop them and the government doesn't care.

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egus · 51 min. ago

my dad is in rural Tennessee and still had a dial up modem a couple years ago. his cell phone still doesn't work at his house, it's ridiculous.

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penny_eater 2 hr. ago The US has had 10 million people (population of Sweden) with 100/100 broadband at least as long, if not longer considering we have that many connected dorm rooms alone and colleges have for a very long time enjoyed very fast internet. The US is neither late to the party nor badly implemented. The US is huge and complicated and covering every single person is a huge challenge. Lots of areas are still catching up. Are 100% of ALL HOMES in Sweden covered by this 100/100 broadband? The answer is no, some homes in Sweden (6%) have no way of accessing the internet at all. 4 Reply Share Report Save Follow TzunSu 1 hr. ago Why do yanks never seem to understand per capita? Our population density is about that of Alaska, it doesn’t really matter that there were 10 million people with access, when the share of the population that’s covered is absurdly low. Why do you think the size of the nation matters? Noone has been talking about 100% coverage, that’s a pipe dream as long as you have people living in mountain huts. I was talking about residential use, our dorms have been covered for far longer (Mid 90s) through SUNET. 5 Reply Share Report Save Follow © bluntninja 52 min. ago One big issue here is private corporations that are given exorbitant government funding to build out fiber infrastructure but don’t get it done. Then charge whatever they feel like for the limited areas they do roll it out because they have a monopoly., just one issue among many in a very broken system. Reply Share Report Save Follow

Yeah, i suspect that’s why they’ve been fighting tooth and nail in the courts to try to ban municipal fiber. Over here it’s treated very similar to electricity, you can chose what supplier you want, but you’re going to get it over shared connections. This pretty much shuts down any kind of monopolies, since it’s very easy to start up a competitor, locally or nationally. There are still (a few) ISPs that only cover an extremely small geographic area, and we used to have ISPs that only covered specific dorms! 2 Reply Share Report Save Follow bluntninja 15 min. ago Weeps in monopolized late stage capitalism where even my energy company is a monopoly, that just doubled my gas AND electric costs while inventing fees because “what the fuck are you gonna do about it”. My local ISP is a Bell company that ‘owns’ all the fiber they were paid to install by the government. Google tried to come to my city a few years back and was essentially told they’d have to run all their own lines. Reply Share Report Save Follow TzunSu 5 min. ago Yeah, the situation is rough :(Ironically enough, i can choose between at least 20 energy companies, all using the same wires too :P I swap roughly once a year, to catch some new companies introduction offers. Hell, even mentioning GAS reminds me of how backwards the US is in many ways. That’s been almost entirely gone for us for at least 30-40 years. 1 Reply Share Report Save Follow Continue this thread LeamNoran 20 min. ago I always chuckle to myself when I’m up in the Rockies where cell signal goes to die for hours at a time and I’m passing fiber links. Houses up there are lucky to get DSL, often satellite or nothing. Yet the fiber interlinks pass right through. Like, “we have the technology right here in the ground.” 1 J Reply Share Report Save Follow iamthejef · 2 hr. ago

I mean no disrespect, but your entire country is the size of roughly 2 of our (50) states. Comparing your infrastructure is pointless and benefits no one.

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MaintainThis · 2 hr. ago

I don't disagree, but we could have infrastructure for internet to build on for over a decade if it had been made a utility and properly funded.

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Amorougen · 2 hr. ago

You can't even have internet 6 miles outside a central indiana small city. Further, the cellular coverage is just about non-existent too. Seems like we could do a lot better. And where I live now, I have exactly two ISPs and they do not share facilities. Nobody remembers, but cable companies, precursors of Internet were GIVEN municipal monopolies for life for stringing cable several decades ago. Probably get depreciation allowance as well. Lifetime monopoly was not needed and should be struck down.

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SteamSpoon · 2 hr. ago

I imagine the ISPs and the contractors they use to lay fibre, their suppliers etc, are also significantly larger in the US though - right?

Not that it makes the comparison more valid - I just don't think it's as clear cut as your comment would make it seem either

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TzunSu · 1 hr. ago

And we've got the population density of Alaska. Why do you think the size of the nation matters at all, compared to the population density? Do public schools in America no longer teach per capita?

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5-4-3-2-1-bang · 50 min. ago

> Do public schools in America no longer teach per capita?

What exactly do you think per capita *means?* Brecause I haven't seen you say anything relevant to that.

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TzunSu · 50 min. ago · *edited 39 min. ago*

Per capita means "by head", but is usually used in reference to "per 100k" today. It's a concept that's extremely relevant to teaching things like population density. It's exceedingly common for Americans to respond with "uuuuh but you've only got 10 million people, it's not like the US!!" without understanding that it doesn't matter how large a country is, what matters is the population density (in this case) or for example average salaries. It's not rare at all to see someone respond to say a discussion about average salaries with a total lack of understanding of the concept.

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power78 · 16 min. ago

> it doesn't matter how large a country is

Why not? Laying fiber over half a continent seems like a much more daunting task than a single state.

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TzunSu · 7 min. ago

Because the cost, and work, is shared between a lot more people. In fact, it's pretty much the opposite, it's a concept called economies of scale (https://en.wikipedia.org/wiki/Economies_of_scale), you can think of it something like how if you're only going to dig a 10 yard trench the most economical way of doing it might be paying a guy to dig it manually, whilst if you're going to dig 1000000 yards of trench you get into a level where you can afford to rent a digger. The cost is bigger, but the cost per yard dug is lower.

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5-4-3-2-1-bang · 43 min. ago

OK, you have that right. How is anything you've said relevant to the term? Mb/ citizen?

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TzunSu · 42 min. ago

Whups, that was obviously a mistake haha.

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Continue this thread →

zebrastripe665 · 1 min. ago

What about out in the country/rural areas though? That is the major issue in the states. I lived 3 miles (5km) outside of a very small town, and everyone in town had great internet while my family and neighbors had to make do with dialup, wireless, or satellite internet.

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power78 · 21 min. ago

> flak

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meldaddy05 · 3 hr. ago

Starry is focused on urban settings currently, what role and when does Suburban and/or Rural play into growth strategy?

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starry_internet OP · 2 hr. ago

Suburban - we're already beginning to touch. In the markets we are in, there is so much opportunity to keep growing at near 100% every year by just keeping on doing what we're doing.

RE: rural, we were awarded $268M in subsidies in the FCC's RDOF and we'll kick that off in the near future.

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ArsenalOnward · 3 hr. ago

Hey Chet. No questions, just wanted to say I was there for your Aereo NY Tech Meetup WAAAAY back when (God, was it really that long ago?) and I remember thinking you guys had some really awesome tech. It's a real shame things ended the way they did, but hopefully on reflection you realize that you touched on something genuinely "cool", which IMO is hard to do in the tech world.

Best of luck on the new venture!

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starry_internet OP · 2 hr. ago

HUGS. Thanks - appreciate that.

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non3type · 11 min. ago

I joined as soon as it was available in my area, looks like 6/26/13 according to the "welcome" email, and stuck around til maybe the second to last month? I still think about y'all from time to time it was just so stupid convenient.

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Kinder22 · 3 hr. ago

How did you get the antenna to stay in the cloud? Balloon or something?

Thanks, I'll see myself out.

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starry_internet OP · 3 hr. ago

HeeHee!

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doshegotabootyshedo · 3 hr. ago

Great Michael Jackson impression

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chaun2 · 2 hr. ago

According to his (MJ's) Twitter profile, it's He/He

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Rainstorme · 3 hr. ago

Hello,

I studied your case as part of my Copyrights class and am a little shocked at how poorly you described both what you were doing and why the ruling was against you in this post. Would you like to try again with a more honest, less biased description of what the business was and how the case went?

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Tokugawa · 3 hr. ago

Hello, I only saw the story in reddit headlines. Can YOU provide a more robust description of what was going on?

My understanding was that there were OTA receiver points and you merely bought internet access to those and that somehow relaying those free OTA signals was against the law. (Not sure if it was because profit was being made or if it was illegal, even if they were free.)

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kevinyeaux · 3 hr. ago

Not the original commenter, but sure. They were retransmitting other people's copyrighted material for profit.

I had a discussion with a tech journalist/podcaster during this case and remember asking him how he would feel as a business if some third-party company reposted all of his podcasts and articles, which were freely available, behind a paywall, of which all profit went to them.

Aereo didn't do anything substantially different than what YouTube TV or Sling or Hulu Live does today, which also retransmits local OTA broadcasts. The difference is they pay the broadcasters for profiting off of their copyrighted material.

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AquaZen · 3 hr. ago

I am not sure that I fully understand. What is the difference between me having an OTA antenna in my house and using the Aero service in terms of the copyright owners?

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I think it’s that Aereo was making a profit off of it. And that’s where Locast tried to circumvent what happened to Aereo, but even then the courts disagreed with their methods as well. Reply Share Report Save Follow AquaZen 3 hr. ago I see what you mean, but it’s interesting that they cannot rent antennas/DVRs for profit, but if they sold antennas/DVRs that would be legal. 25 Reply Share Report Save Follow Indifferentchildren 2 hr. ago They were also selling the same digitized copy of that signal to hundreds of consumers, claiming that because their antenna had multiple elements, that each element was a separate antenna that the consumer was renting. If they had rented a separate physical antenna, digitizer computer/card/chip to a specific person, for a month, that might have passed muster. 10 sQz Reply Share Report Save Follow This is patently wrong, it was not an identical digital copy to hundreds of consumers. For the duration of the recording each customer was allocated a unique antenna a unique tuner a unique trans-coding device and their own copy of each (trans-coded) signal on disk. If for whatever reason your copy of Desperate Housewives was trashed, you were SOL, maybe you would have gotten a gift-card or a free month from support, but you would have had to find out what you have missed thru other means. The distinction between rental for an hour and rental for a month seems meaningless. “0” 2 sQ? Reply Share Report Save Follow mblaser · 3 hr. ago

Yep, agreed. It's a whole big mess of technicalities and legal mumbo jumbo that could be avoided if broadcasters just offered the same thing themselves, but they're too entrenched/stubborn to adapt. They stupidly rather spend money to shut down something than spend that money on implementing it and making money off of it themselves.

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tomz17 · 56 min. ago

> they're too entrenched/stubborn to adapt

Nope... Not stubbornness. They make bank off the rebroadcast fees from your tv "provider"

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limitless__ · 1 hr. ago

It all makes no sense and should be ripe for legal remedy. There should be no difference between providing monthly access to the antenna (remotely) and selling it outright.

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power78 · 12 min. ago

I mean, the law is pretty clear in making that distinction, so it is different.

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mrmemo · 2 hr. ago

More importantly, FOR PROFIT.

If Aero/whatever had provided local OTA rebroadcast in a different medium, and done it FOR FREE as a community service, it might be a different story.

But money.

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brawnkoh · 2 hr. ago

I'm guessing you're unaware bandwidth is a cost?

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thegreatgazoo 1 hr. ago Comcast makes a profit by me reading this point. They are paid for equipment and infrastructure fees. How is that different that Aereo renting out an antenna? If I pay rent to my neighbor to have an antenna on their property they lay the antenna cable across the property line, do they owe the local TV affiliates any money? 0 Reply Share Report Save Follow mblaser 1 hr. ago Yeah, I agree with you. I’m just saying that was I think what the court’s reasoning was. 1 ‘xy’ Reply Share Report Save Follow gvarsity 48 min. ago One of the differences is that this is like copying a movie from a website or whatever and then replaying that copy for a fee anywhere else. Rebroadcast for profit. Doesn’t matter whether it is 4 seconds 4 days 4 years offset. It isn’t the original content by the licensed broadcaster. What Youtube and others do is cloak themselves as a common carrier and the users are breaking the law by providing pirated content. Youtube just charges ads on everything and isn’t making the copies or directly charging for the specific performances. Once they sucked up enough of the world’s content it made more sense financially to get a cut than to try to fight them. The common carrier stuff is important for a lot of reasons beyond copyright but the owners of most copyrighted content, a few extremely wealthy companies, want to preserve copyright monopolies and rent income models at the expense of everything else. 0 sJJ’ Reply Share Report Save Follow jdbrizzi91 · 3 hr. ago

I have no idea how strict YouTube can be and I'm not trying to defend Aereo, but the other day I was watching a pretty popular Youtuber, over 10 million subscribers, and he did nothing more than replay a video that someone else made. All he added was a comment or joke once every few minutes. I guess this is actually a question to everyone because I'm honestly curious about how this will turn out in the future lol. How much content needs to be original in order for it to be monetized in your opinion? There seems to be a small difference, to me, between what Aereo tried to do and what some modern day Youtubers are doing. This one particular video couldn't have been more than 5% original content. I don't know enough to argue either side and that's why I'm asking the critics of Aereo to teach me the difference lol.

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Jason_Worthing · 2 hr. ago

The wiki article might help you understand the difference. The legal term is Fair Use.

It's a pretty complicated set of rules and factors that determine if something can be considered Fair Use, but includes "commentary, search engines, criticism, parody, news reporting, research, and scholarship."

Notably, Fair Use does NOT include a complete and unedited rebroadcast of content.

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-fishbreath · 36 min. ago

An MST3K-style commentary on another video seems very unlikely to pass as fair use to me, since the reason MST3K was all B movies was licensing costs, and the modern successors to MST3K all provide synchronized audio tracks rather than full videos to avoid having to pay licensing fees.

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kevinyeaux · 3 hr. ago

Well that would fall under Fair Use https://en.wikipedia.org/wiki/Fair_use

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jdbrizzi91 · 2 hr. ago

That's odd to me lol. So if Aereo started each day with a 30 second original intro video, then they could play all the copywritten material they would like? I just wonder if there's a limit to how much someone can use. I'm sorry if the answer is obvious, I'm at work and planned on researching this a little when I get home lol.

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Demiknight · 1 hr. ago

It's a topic that gets debated a fair bit, mostly with people that like the streamers saying it's fair use from what I can tell. Looking at the actual law of fair use, I'd tend to say that was the streamers do isn't transformative enough to actually qualify as fair use of the things they're restreaming. And you can see that when they get takedown notices for doing this with works that are big enough that the creators are actually policing it. Given that, yeah, while I'm not familiar with their case Aereo adding 30 seconds at the beginning wouldn't cut it.

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semtex94 · 39 min. ago

There is a limit, actually. It's limited to how much is necessary for/relevant to the new content. Even Mystery Science Theater 3000, a cable show that had commentary throughout, paid licensing fees to the creators of the movies featured.

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SlapMuhFro · 24 min. ago

It's only probably fair use.

They have to actually talk over the video and pause it every few seconds to be sure about it being fair use, and there are plenty of people who take it too far.

However, flagging someone's video on YT is considered a pretty big step for most creators, so a lot of people get away with non-transformative content because it's not like the person getting flagged is going to admit to being a scumbag.

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ghost650 · 3 hr. ago

That's not a great analogy. Because of geography I literally can't access some channels broadcast over the air. If I could, I would pay a small fee to use an antenna in an optimal location so that I can have reliably good video quality. Especially if I also had access to a DVR, server, etc. for streaming. Should Aereo have been paying network broadcasters for what they were doing? Probably. But I'm not sure how you would calculate that cost/value. I think there was potentially a great product there but instead of cooperating or embracing innovation, the broadcasters/media companies just crushed it.

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kevinyeaux · 3 hr. ago

I mean, yeah, that's what Pay TV is and how it started in America, stringing a cable from a large community antenna and wiring it to a community's homes. The 1992 Cable Act makes clear that broadcasters can opt out of being carried on cable/sat systems and ask for retransmission fees if they are. Aereo effectively argued they weren't a cable company, they were just renting you equipment and remote access. Which was clever, but didn't fool anyone.

I would be interested in knowing if Aereo attempted to negotiate with the broadcasters before launching or simply relied on their weak "we're an equipment company" defense that ultimately failed at the Supreme Court. I'd have more sympathy if they were rebuffed by the broadcast owners in the markets they operated, but I haven't seen any public evidence they did.

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celestisdiabolus · 2 hr. ago

I have FAR less sympathy for broadcasters pulling their channels off MVPDs and running ads telling MVPD subscribers to call and scream at the underpaid customer service person who answers until the MVPD caves into it

Borderline extortion and the MVPD user is stuck paying this shit

Retrans revenues are now larger than ad sales

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Tokugawa · 3 hr. ago

I thought the OTA antenna receivers had them removed a step from what sling/hulu/yttv does. Not unlike if I video called someone and aimed my phone at my TV and they told me what channel to turn to.

It seemed like it wasn't re-transmitting the material, just letting you access the original transmission.

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SuperImprobable · 2 hr. ago

That's not a great analogy since aereo was only acting as a cloud based antenna. A better analogy would be people accessing the reporter's articles through a VPN. You still see all the same ads and you aren't adding any additional costs on the original source. Disclosure: I was a happy paying aereo customer up until they shutdown.

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reddit_animals 30 min. ago Hmmm it’s more complicated than that which is why it reached the Supreme Court in the first place. If it was so clear cut, the first and second circuits would not have decided in their favor and they wouldn’t have made it to the SCOTUS. Based on the description, to me it seems what Aereo was doing was renting antennae to individuals that they could then watch over the internet. Let’s say for example, back in the olden days when people still used antennas and TVs, I had a business that rented out antennas to people for set up in their own home and watch on whatever TV they wanted. Would that be illegal under the same act Breyer cited? No. Obviously not. But what if I set up a building with individual rooms and charged people to watch TV in a room by themselves (1 TV per person, as opposed to a group of people watching a single TV), would that be illegal? Well, that’s what motels and hotels offer(ed), so also no. But just because someone sets up one antenna per customer in a remote location and allows them to broadcast it over the internet on still personal devices, it’s illegal? I honestly don’t know, but when people act so self-assured about their decision, it gets my spidey-senses tingling. 1 Reply Share Report Save Follow motokrow 3 hr. ago I’d guess you’d have a more cogent answer by reading the dissenting opinion. Reply Share Report Save Follow isurvivedrabies 2 hr. ago can you just be direct and objective with some examples so people unfamiliar with all this don’t have to watch like it’s mommy and daddy fighting in a different room? there’s no need to be juvenile and try to make it dramatic if you can put a nail in the coffin real quick, it’s always a better approach. 12 Reply Share Report Save Follow penny_eater · 2 hr. ago

The way copyright law works is, it doesnt matter really what someone is doing with your content (reselling it, giving it away freely, putting it on a server they own and then letting you subscribe, etc) its all against the law for the simple reason that the content creator gets total control over their content. Like it or not that's the way it works, and no amount of obfuscation by computer is adequate to take a copyright holders rights away.

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squeevey · 2 hr. ago

That's what I thought was the case too. I'm paying someone to manage "my" antenna, and send me the info that I receive at my antenna.

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starry_internet OP · 3 hr. ago

Of course, I am biased. There should be no mystery about that, as were the First Circuit and Second Circuit and Justices Scalia, Thomas and Alito - who all found in favor of Aereo.

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grocho · 3 hr. ago

> Justices Scalia, Thomas and Alito - who all found in favor of Aereo.

This tells me what I need to know.

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celestisdiabolus · 2 hr. ago

Breyer was the lone dissenter in FCC v NextWave. Fuck him

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tahlyn · 2 hr. ago

Yep. You can always trust those three to be on the wrong side of almost every issue.

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thatmitchkid · 1 hr. ago

If only things were so clean.

Check out Kelo vs. New London, the left side of the bench said it was perfectly fine for a town to forcefully sell people's homes so the town could then sell the land to a private company that wanted a hotel there. Scalia, Thomas, Rehnquist, & O'Connor said that's an improper use of eminent domain. I'm OK with taking land for the public good, but not when that standard amounts to "he will give me more tax revenue than you."

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starry_internet OP · 2 hr. ago

The real conundrum is: if you don't follow the text of the law, then what is the law? And that was the Justices' argument - they didn't side with us because they loved us, they sided with us because that's what the law said. The words are the words - and if you don't like the words, then Congress should change it.

That's a very simple explanation, but really the take on why they found in favor of Aereo.

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dolemite01 · 2 hr. ago

As someone who went through law school there are literally hours upon hundreds of hours of classes people can take debating textualism and the written word taken literally with no room for flexibility. Scalia was notorious for this and to hold that up as the "see I won" reason is a bit weak. There are so many hypothetical and real life situations where textualism is laughable at best and I urge you to be cautious about lauding it as something great.

There's a reason even the most hardliners conservative judges don't rely on it outside a handful.

It's not a liberal or conservative thing, our constitution has to be living and laws have to have flexibility to be construed correctly.

If a law said, nothing in the park that is electric powered, gas powered or powered by humans. Read literally no humans can be in the park as we are powered by ourselves. But the legislators intent was humans only in the park and no bicycles, power wheels, etc.

Scalia would say, textualism no looking at intent.

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Synkope1 · 1 hr. ago

I think that the better example is the 'no cars in the park' making it illegal for ambulances to enter in an emergency, but you're exactly correct about how ridiculous textualism is. Not to mention how it gets enforced entirely selectively down partisan lines so frequently that it becomes obvious what an intellectually empty mode of interpretation it is.

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TzunSu · 2 hr. ago

That just makes you look bad, Scalie, Thomas and Alito is probably the best setup you could have for worst 3 Justices in the modern era. If those were the only ones supporting you, you most likely deserved to lose.

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brawnkoh · 1 hr. ago

Yes, lets argue off emotion rather than any sort of logic because our feelings are what's important. Am I right?

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TzunSu · 1 hr. ago

It's hardly emotion, that trio supports basically every bad idea there has ever been, and are deeply, deeply corrupt. It's a bit like if you're in a demonstration against vaccinations, and you realize that all the dudes around you are waving nazi flags. Does that inherently mean that your cause is bad? No. But it's a pretty big sign that it is.

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brawnkoh · 1 hr. ago

Following up a lack of rational reasoning with a charged analogy is pretty much what I should have expected.

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TzunSu · 1 hr. ago

Right, and instead taking the word of someone who lost the case, and was only supported by the very worst justices the US has seen since there was segregationists on the court is rational?

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brawnkoh · 1 hr. ago

Politics has melted your mind my friend.

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TzunSu · 1 hr. ago

Right, resorting to personal attacks, thank GOD you're such a rational and unemotional human being, "friend".

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brawnkoh · just now

You argued a point I neither stated nor implied. Your justification for proving someone wrong was your bias based on a political affiliation of court justices who ruled in the case which added nothing of substance.

Mind you, none of this thread has not been politicized in any way. But alas, Reddit.

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darkness863 · 1 hr. ago

Was Scalia's opinion that the founding fathers never paid for cable?

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celestisdiabolus · 3 hr. ago

GeneralMustache4 · 3 hr. ago

Yea man you give us the full take plz

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Zarvon · 3 hr. ago

What's your favorite tequila?

(And also, Aereo was so cool!)

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starry_internet OP · 3 hr. ago

Casamigos when I am feeling *rich*, 1800 Silver when I am not.

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GreatTragedy · 2 hr. ago

Give Espolon a look. Really good value for the price.

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fuqdisshite · 3 hr. ago

1800 Silver is an awesome tequila.

i also really dig El Toro Silver as a cheaper option.

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meldaddy05 · 3 hr. ago

Can you touch on your paths forward?

1. Should you receive minimum cash from FMAC and go public - beyond the technology, what is your plan of attack for mindshare and market expansion; and
2. what is your plan B, should your redemptions be consistent with other recent deals?

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starry_internet OP · 3 hr. ago

1. Data suggest in the markets we are operating that we are taking 25%+ share in the first year. We feel like there is a lot of demand especially in areas where there is only one to two providers. (Raise your hand if you love your ISP!) As for geographic expansion, we have not full disclosed our plans (depending on the capital situation) we are targeting a minimum 1-6 cities a year.

2. We feel really good about where we are at. We are real business with real customers. See more here. We have a lot organic growth in our markets. So, whether it's a good market or bad market, good companies always find a way to get capital. In summary, we feel good about getting this done.

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espero · 3 hr. ago

How could you afford the trial? I imagine the legal fees and losing the case must have been extremely expensive. Why not just seddle?

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starry_internet OP · 3 hr. ago

There was no point in settling - the whole point was to change the industry in favor of consumers. Remember - we had won at the District and Appellate courts in multiple circuits BEFORE we got to SCOTUS.

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espero · 3 hr. ago

Okay I understand. But how could you afford it?

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starry_internet OP · 2 hr. ago

We had great investors who were willing to take a calculated risk. In venture investing, winning big matters more than losing. And all of our investors were aligned with the idea of 'win big or go home.'

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espero · 2 hr. ago

Excellent answer. It must have been a heck of a fight in the courts. Well done anyways mate.

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namespace515 · 3 hr. ago

I followed the Aereo story and was ultimately disappointed like yourself with how it turned out. Do you ever think the monopoly that ISPs have over the industry will stifle the rebroadcasting efforts your aiming for and how do you see your way around all the bureaucracy to accomplish the finished product? If memory serves correct, it was the cable/TV industry that was the biggest opposer back then; how do you see this being different with ISPs at the helm? ...side question: do you see the new ATSC stack playing into any of it?

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starry_internet OP · 3 hr. ago

Aereo's opposing parties were not the cable companies, it was the broadcasters.

Starry is an internet service provider (no content!) with its own proprietary technology and licensed spectrum, so we are unstoppable!

RE: ATSC, it does not play into any of this.

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ghost650 · 3 hr. ago

Can you tell us more about Starry and what is compelling about it? How does it work and how is it different from existing broadband providers?

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Thebigfatdog · 3 hr. ago

Do you think Aereo business model could be implemented in other countries (Canada for example)?

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starry_internet OP · 3 hr. ago

Why would you want to do that today when all video is already over the top (streaming)? And, ultimately, I believe all video will be available on the internet. Someone had to start it, and that's what Aereo did ten years ago.

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3 hr. ago How are you solving the issue of signal loss caused by trees, structures in order to provide more coverage for your product? 2 IReply Share Report Save Follow 3) starryjnternet OP 2 hr. ago You cannot penetrate modern construction material with millimeter waves—and if anyone is claiming they can, they’re making it up! We have enough power margin in our link budgets to get through 1-2 trees, but not a forest. We built our tech stack to accomplish this and we rely on an outdoor transceiver to overcome the building material issue. 3 12 y Reply Share Report Save Follow 1 Reminescing on it now, and with what you know now, what would you have done differently to achieve success for Aereo, if you could? 2Reply Share Report Save Follow starryjnternet OP 2 hr. ago 1. If there was an alternative that was safer, we would have started the company with that. In the media business, there is no way to buy a seat at the table. Every successful company has used a copyright argument of some sort (think Sony VHS, Netflix, etc.) 2. Grit. Lots of grit. Ideas are a dime a dozen, execution is the only thing that matters. 3 Reply Share Report Save Follow 2 What does it take to be able to capitalize on a brilliant and innovative idea?

rp_Neo2000 · 2 hr. ago

I loved your company! I hated the SC decision because it screwed out what was real innovation!

My question really is - did you consider releasing the tech/hardware as standalone kits or was that just not possible? Something similar to FireTV Recast?

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starry_internet OP · 2 hr. ago

Its not a great customer experience mainly because multi-path interference is a real problem, which is why we did a centralized location for where you could eliminate multi-path interference.

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Clitaurius · 2 hr. ago

Can you recommend some tequilas?

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akaris1 · 1 hr. ago

If you had to do it all over again, would you? (I was a subscriber and loved the service!)

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EvilWalnut · 3 hr. ago

At the time Aereo was being attacked by cable operators, the Telco I worked for was all-in on your services -- they were communicating internally about how great Aereo was and how much it would help us create an OTA product, we mentioned it several times in training bulletins we sent out. It was quite a disappointment when the court ruling came out and we were forced to abandon it.

Starry looks quite a different arena than TV operator... How do you see your company measuring up to existing competitors like Helium network, and also those Telcos that were once a partner and may now be a competitor?

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starry_internet OP · 3 hr. ago

67% of the country (US) has a single broadband provider and no choices for consumers. There's a lot of room for competition to improve service and drive quality.

Starry is a unique company in that we have licensed spectrum that covers 40M households across the country and Starry has the lowest cost of build (by orders of magnitude) in the category.

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OBAFGKM17 · 3 hr. ago

As at least 2 of the big 3 cellular carriers seem to be going hard in the FWA space based on this weekend's Super Bowl commercials, where do you see Starry fitting in that market given your relatively limited spectrum holdings (in comparison), and the higher installation/maintenance costs and performance limitations inherent in a G.Fast architecture compared to true wireless last mile delivery?

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starry_internet OP · 3 hr. ago

Not all FWA is equal.

Anybody who is doing mid-band or below is capacity constrained. A typical fixed customer is consuming 60X more than a mobile customer. By using large channels and massive MiMO, Starry is able to multiply our spectrum by several-fold to deliver the capacity we do to customers.

In all fairness, Starry is most appropriate where there is requisite density (say 1,000+ homes per sq mile), whereas mid-band based approach make more sense for less dense and more rural areas - or if you live next to a highway.

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meldaddy05 · 2 hr. ago

What is the game plan to make sure consumers appreciate the difference? Or do you potentially run into a Betamax vs. VHS.

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starry_internet OP · 2 hr. ago

Keep it simple. Serve the customer well and ultimately, my belief is a good unlimited, customer service experience will win the day.

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FunDeckHermit · 3 hr. ago

What will be the next revolution?

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starry_internet OP · 3 hr. ago

It will be a social revolution if economic inequality is not addressed.

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ScrewWorkn · 3 hr. ago · *edited 2 hr. ago*

Agreed. I'll never understand why the 97% don't take over.

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starry_internet OP · 2 hr. ago

I'll bring the technology.

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robboat · 3 hr. ago

Do you regularly encrypt your communications? Do you trust the privacy and integrity? Does your answer change in light of coming availability of quantum computing?

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starry_internet OP · 3 hr. ago

Personal communications? Yes, I do.

but you are hitting on a really important point. Security is going to be a critical requirement for communications. As quantum happens, there will be no secrets.

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starry_internet OP · 3 hr. ago

Am investigating telepathic communications :-)

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Lawmight · 3 hr. ago

Where they scared of this project ? Did someone else try to steal the project afterwards ?

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starry_internet OP · 2 hr. ago

People are always scared of change or new things.

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MrStompy · 3 hr. ago

ARe you planning to launch another project?

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starry_internet OP · 3 hr. ago

Absolutely: https://starry.com/

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Clitaurius · 2 hr. ago

What cities is it available in? I know it's not in my city but I'd like to see a map on the website where it is available.

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throwaway82649229 · 7 min. ago

Columbus, DC, New York, Boston, LA I believe. Former employee a few years ago.

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benjimus1138 · 3 hr. ago

What is your favorite cereal?

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starry_internet OP · 2 hr. ago

I don't eat cereal. Sorry! If I try one, what do you recommend?

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J_Bagelsby · 3 hr. ago

What's the airspeed velocity of a laden swallow?

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meldaddy05 · 3 hr. ago

> airspeed velocity of a laden swallow?

24 miles per hour or 11 meters per second

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starry_internet OP · 2 hr. ago

^^^^ there's your answer :-)

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asking4afriend40631 · 3 hr. ago

Does it enrage you that services like PlayOn have been allowed to operate unfettered? Your OTA streaming seems innocuous by comparison to a site/service that lets you bypass copy protection and advertising on commercial sites and services. If I was you I'd imagine being a bit frustrated by that.

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starry_internet OP · 2 hr. ago

I just googled PlayOn. I think the issue is you can't watch LIVE, it looks like it's just record and then replay.

Aereo was all about access to live tv and then it became all about the NFL...

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richardstan · 3 hr. ago

I think the answer is yes but were you anticipating a law suit from the beginning? The CNBC article talks about you quickly wanting to find out if would work or not work. Were the investors putting in $90 million clearly aware that was your business plan from the start? Was the money for the legal fees always expected to come from those investments? Do you think you would have had a better outcome by asking for permission to retransmit the public broadcasts?

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Yes, we expected a lawsuit. And, no one gives you $90 million on Day 1. You have to prove its a viable business and then you raise money at each business and court milestone. The permission is not available. 1 Reply Share Report Save Follow kjuneja 3 hr. ago I’ve been riding the streaming train since I discovered Snapstream in 2004, and wanted to say thanks for your contributions to the field. Content distributors need a new business model, and they aren’t going engineer themselves out of their currently thick margins. Content creators and content consumers need to work together to disintermediate the incumbents, which now includes big tech I look forward to seeing whats next in this realm. It’s not the technology that holds it back, but the monetary incentives. What do you see next now that Locast is gone? 1 rD Reply Share Report Save Follow starryjnternet OP 2 hr. ago What’s next.... I think all sports rights will ultimately migrate to online platforms (big tech) and whoever is willing to take the online sports betting risk. The rest of the content will either be on Netflix, Amazon, or any other new tech platform that makes it easy for consumers. 100% agree—the issue is not technology, but legacy business models. Hypothetically, you’re a CEO of a big media company making $50M a year... are you really looking to make change??? 1 /J Reply Share Report Save Follow

What are the impacts to Starry’s growth with the on-going delay in Gigi Sohn’s confirmation to the FCC? 1 Reply Share Report Save Follow starryjnternet OP 2 hr. ago No impact to Starry’s growth, but I think it’s important that we have a full-strength FCC to do the work that’s necessary, especially given the amount of broadband funding that is coming from the federal government. I like Gigi a lot. She’s always been fair, transparent and pragmatic in her approach on policy issues. I hope she gets confirmed soon. 2 Reply Share Report Save Follow Were you aware of Finnish service called TVKaista when you started Aereo? As it was live between 2007-2014 with similar service. They claimed that they had dedicated DVR per customer, but it turned out they didn’t. They just recorded all OTA muxes and retransferred from there. I don’t think there’s much info in english, but try google translate https://fi.nn.wikiDedia.orqA/viki/TVkaista Several articles about the case https://vle.fi/uutiset/18-65840 1 ‘J Reply Share Report Save Follow starryjnternet OP 2 hr. ago Checking this out now. Thanks! 2 I Reply Share Report Save Follow jsabo 2 hr. ago

I thought that this was a great idea, and I think it’s even better now that I can’t pick up the OTA signal where I currently live. I’m particularly frustrated that even the current streaming solutions come nowhere near to the quality of an OTA signal. Now that more people have cut the cord, and with places like YouTube charging $65 a month for live tv, do you think Aereo might have had a better chance of getting adopted and winning the lawsuit? 1 J? Reply Share Report Save Follow waetherman 1 hr. ago I remember thinking at the time that there were ways in which the technology could be changed that would have made the same idea feasible in a slightly different way. Being a young lawyer and only a novice techie, I don’t know if I was right. Did you explore any other ideas that would have worked and if so, why did you not pursue them? 1 Reply Share Report Save Follow Deatheragenator 42 min. ago Do you think we’ll ever see free broadcast TV finally available freely on the internet? 1 Q Reply Share Report Save Follow Macemore 10 min. ago What kind of tequila did you prefer? 1 \ ( 3 Reply Share Report Save Follow gregral93 2 hr. ago I was interested in your service back in the day, but didn’t live in a supported city. Were the tiny antennas actually powerful enough to receive OTA signals? Did you have an individual stream from each antenna to the Cloud? If not, was this a major part of the Broadcasters’ legal argument? 0 Reply Share Report Save Follow gregral93 2 hr. ago

I was interested in your service back in the day, but didn’t live in a supported city. Were the tiny antennas actually powerful enough to receive OTA signals? Did you have an individual stream from each antenna to the Cloud? If not, was this a major part of the Broadcasters’ legal argument? 0 J Reply Share Report Save Follow Yep. Individual antennas and individual streams and individual DVRs. Yep. Powerful enough to receive OTA signals in each market. 2 C 3 Reply Share Report Save Follow neuromorph 2 hr. ago how is it different from Locast? C 3 Reply Share Report Save Follow Locast didn’t have tiny antennas and was a not for profit. 1 3 Reply Share Report Save Follow

About Starry, Inc. At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com. About FirstMark Horizon Acquisition Corp. FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com. Additional Information about the Business Combination and Where to Find It In connection with the proposed business combination, Starry Group Holdings, Inc., (formerly known as Starry Holdings, Inc., “Starry Group Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022, February 4, 2022 and February 9, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Group Holdings, referred to as a proxy statement/prospectus. The S-4 has been declared effective by the SEC and the definitive proxy statement/prospectus has been sent to all FirstMark stockholders. Additionally, Starry Group Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Group Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination. Participants in Solicitation FirstMark, Starry Group Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Group Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus filed by Starry Group Holdings and other documents filed by FirstMark or Starry Group Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry

Group Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communications, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Group Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Group Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S- 1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Starry Group Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Group Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Group Holdings or FirstMark gives any assurance that Starry, Starry Group Holdings or FirstMark will achieve its expectations. None of Starry, Starry Group Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forwardlooking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws. Contacts: Investors for Starry and Starry Group Holdings: investors@starry.com Investors for FirstMark: Eric D. Cheung eric@firstmarkcap.com

Media Contact: Mimi Ryals, Starry mryals@starry.com press@starry.com